SUB-ITEM 77C







Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset Global Corporate Defined Opportunity Fund Inc. was held on February 26, 2016 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:





No. Shares

Robert D. Agdern
Affirmative			12,366,844
Withhold			     726,059

Eileen A. Kamerick
Affirmative			12,369,045
Withhold			     723,858

Riordan Roett
Affirmative			12,358,144
Withhold			     734,759

Jane Trust
Affirmative			12,365,186
Withhold			     727,717


At April 30, 2016, in addition to Robert D. Agdern, Eileen A. Kamerick, Riordan Roett and Jane Trust, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Leslie H. Gelb
William R. Hutchinson